UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

Ritchie Bros. Auctioneers Incorporated

6500 River Road

Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F    Form 40-F  X

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes    No  X

Exhibit Index

Press release dated May 6, 2003

FOR IMMEDIATE RELEASE: May 6, 2003

RITCHIE BROS. AUCTIONEERS REPORTS STRONG RESULTS FOR QUARTER ENDED MARCH 31, 2003

VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE:RBA) today announced its results for the quarter ended March 31, 2003. The Company’s net earnings for the quarter were $8.8 million, or $0.52 per diluted weighted average share, compared to $5.4 million, or $0.32 per diluted weighted average share, in the first quarter of 2002. All amounts are presented in United States dollars.

Gross auction sales for the quarter ended March 31, 2003 were $341.5 million, 16% higher than the gross auction sales reported for the first quarter of 2002, making this the largest first quarter in the Company’s history. Particularly strong sales volumes in Canadian, European, and Middle Eastern markets contributed to the growth in gross auction sales. Auction revenues in the first quarter of 2003 were $36.4 million, an increase of 24% over the same period in the prior year. Auction revenues as a percentage of gross auction sales were 10.65% compared to a rate of 10.00% in the first quarter of the prior year.

During the quarter ended March 31, 2003, Ritchie Bros. sold more than 34,000 lots for approximately 4,500 consignors at 28 auctions attracting over 38,000 registered bidders, all significant increases over the first quarter of the prior year.

David E. Ritchie, Chairman and CEO of the Company remarked, “We are very happy to see that the strong growth experienced in 2002 has continued into 2003. Even though there was lots of economic uncertainty in the world, our first quarter results show that Ritchie Bros. remained solidly profitable and continued to grow in the face of difficult times. Prices for used equipment in most of our markets have remained strong in 2003, and we are seeing good crowds registering to bid at Ritchie Bros. auctions.”

Randall J. Wall, the Company’s President and COO added: “We are continuing to see the benefits of our previous investments in people, facilities and infrastructure. We remain focused on improving our productivity and efficiency, and on improving customer service, and this focus is evident in our results for the first quarter of 2003. The $13.7 million sale in March of three of the largest catamaran fast ferries in the world demonstrated Ritchie Bros.’ ability to respond to the needs of many types of consignors and attests to the success of the Company’s business model. We are looking forward to continued growth for the remainder of 2003.”

During the quarter, bidders participating in Ritchie Bros. auctions using the Company’s rbauctionBid-Live Internet bidding service purchased over $28 million worth of trucks and equipment, bringing cumulative total purchases using this system (which was launched in the first quarter of 2002) to over $100 million.

Gross auction sales represents the aggregate selling prices of all items sold at auction during the period but is not a measure of revenue and is not presented in the Company’s consolidated financial statements. Auction revenues represent the revenue earned by the Company related to items sold at auction and consist primarily of the commissions earned and the net profit or loss on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment. The Company includes gross auction sales data because it believes this measure better portrays the Company’s sales efforts and that auction revenues and other financial measures are best understood by considering their relationships to gross auction sales.

Ritchie Bros. is the world’s leading auctioneer of industrial equipment, operating through over 90 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment utilized in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended March 31, 2003 at 8:00am Pacific Time (11:00am Eastern Time) on May 6, 2003. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods and the implementation of the Company’s growth strategy. These risks and uncertainties include: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC filings. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings (USD thousands,	Three months ended	Three months ended
except share and per share amounts)	March 31, 2003	March 31, 2002

	(unaudited)	(unaudited)

Gross auction sales	$341,475	$293,208

Auction revenues	$36,381	$29,317
Direct expenses	4,650	3,909

	31,731	25,408
Expenses
Depreciation	2,646	1,951
General and administrative	16,675	16,022

Earnings from operations	12,410	7,435
Other income (expenses)
Interest expense	(908)	(935)
Other income	283	12

Earnings before income taxes	11,785	6,512
Income taxes	2,991	1,149

Net earnings	$8,794	$5,363

Net earnings per share	$0.52	$0.32
Net earnings per share — diluted	$0.52	$0.32
Weighted average shares outstanding	16,819,447	16,771,866
Diluted weighted average shares outstanding	16,949,327	16,873,942

Selected Balance Sheet Data (USD thousands)	March 31, 2003	December 31, 2002

	(unaudited)

Working capital	$28,533	$25,443
Total assets	450,782	329,136
Long-term debt	62,919	62,612
Total shareholders’ equity	213,146	199,374

	Three months ended	Three months ended
Selected Operating Data (unaudited)	March 31, 2003	March 31, 2002

	(unaudited)	(unaudited)

Auction revenues as percentage of gross auction sales	10.65%	10.00%
Number of consignors	4,542	3,784
Number of bidders	38,248	28,875
Number of buyers	11,433	9,237
Number of permanent auction sites	22	21
Number of regional auction units	6	5

For further information, please contact:
Bob Armstrong
VP — Finance

Phone:	604 273 2101
Fax:	604 273 2405
Email:	barmstrong@rbauction.com

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED

/s/ Robert S. Armstrong
————————————————
By: Robert S. Armstrong
Corporate Secretary

Date: May 6, 2003